

April 13, 2011

<u>Via Facsimile</u>
Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, AZ 85260

      Re: **Alanco Technologies, Inc.**
              Definitive Proxy Statement on Schedule 14A
              Filed April 11, 2011
              File No. 000-09347

Dear Mr. Kauffman:

We have reviewed your filing and have no further comments at this time on the specific issues raised.

           Sincerely,

           /s/ Maryse Mills-Apenteng

           Maryse Mills-Apenteng
           Special Counsel